PROSPECTUS

                                  $200,000,000

                      SOUTHWESTERN PUBLIC SERVICE COMPANY

                          CUMULATIVE PREFERRED STOCK*
                              FIRST MORTGAGE BONDS




          Southwestern Public Service Company (the "Company") intends from time to time to sell shares of its Cumulative Preferred Stock, $100 par value (the "New Preferred Stock"),* and/or its First Mortgage Bonds (the "New Bonds," and collectively with the New Prefe red Stock, the "Securities"), in one or more series, each on terms to be determined at the time or times of sale. The aggregate principal amount of the New Bonds and the par value of the New Preferred Stock to be sold will not exceed $200,000,000 and the total par value of New Preferred Stock to be sold will not exceed $40,000,000. All specific terms of the offering and sale of the Securities, including (i) the specific number of shares, designation, issue price, rate and terms of payment of dividends and redemption provisions and sinking fund terms, if any, liquidation preferences or other special rights, if any, of the New Preferred Stock, (ii) the specific designation, aggregate principal amount, maturity, rate and terms of payment of interest, redemption provisions and sinking fund terms, if any, of the New Bonds and (iii) other specific terms and any listing on a securities exchange of the Securities in respect of which this Prospectus is being delivered will be set forth in a Prospectus Supplement ("Prospectus Supplement"), together with the terms of offering of such Securities. The Securities will be offered as set forth under "Plan of Distribution".




    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.






                THE DATE OF THIS PROSPECTUS IS FEBRUARY 27, 1996

--------
* The class of New Preferred Stock referred to herein and the Company's preferred stock, $25 par value, have been eliminated and, accordingly, any reference to such preferred stock in this Prospectus should be considered to be deleted.

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                             AVAILABLE INFORMATION

          Southwestern Public Service Company (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission which may be inspected and copied at the offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60601; and Seven World Trade Center, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. Certain securities of the Company are listed on the New York, Chicago and Pacific Stock Exchanges. Reports, proxy and information statements, and other information concerning the Company can be inspected at such exchanges.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by the Company with the Commission (File No. 1-3789) pursuant to the 1934 Act are incorporated herein by reference as of their respective dates of filing and shall be deemed to be a part hereof:

          1. The Company's Annual Report on Form 10-K for the year ended August 31, 1995 (the "1995 Form 10-K").

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1995 (the "Quarterly Report").

          3. The Company's Current Reports on Form 8-K filed February 2, 1996 and February 26, 1996.

          4. Joint Proxy Statement/Prospectus for the Annual Meeting held January 31, 1996 included in the Registration Statement of New Century Energies, Inc. (Registration No. 33-64951).

          All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of this offering shall also be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

          The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the request of any such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Prospectus (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Secretary, Southwestern Public Service Company, Tyler at Sixth, Amarillo, Texas 79101.


                                  THE COMPANY

          The Company, incorporated under the laws of the State of New Mexico in 1921, is principally engaged in the generation, transmission, distribution and sale of electric energy in portions of Texas, New Mexico, Oklahoma and Kansas. The electric properties comprise an interconnected system. A major portion of the Company's electric operating revenues is derived from operations in Texas. The principal executive offices of the Company are located at Tyler at Sixth, Amarillo, Texas 79101 (Tel: 806-378-2121).


                                USE OF PROCEEDS

          The proceeds from the sale of the Securities will be used as described in the Prospectus Supplement by which such Securities are offered.

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                                EARNINGS RATIOS

          The Ratio of Earnings to Fixed Charges and the Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements for each of the twelve month periods ending as follows:

                                       NOVEMBER 30,                              AUGUST 31,
                                                            ------------------------------------------------
                                             1995           1995       1994      1993       1992        1991
                                       ----------------     ----       ----      ----       ----        ----
Ratio of
Earnings to

  Fixed Charges:                            5.06            5.10       4.76      4.82       4.53        4.67

  Combined Fixed
   Charges and
   Preferred
   Dividend
   Requirements:                            4.35            4.37       4.04      4.01       3.63        3.79


          The Ratios for future periods will be included in the Company's Reports on Form 10-K and 10-Q. Such Reports are incorporated by reference into this Prospectus at the time they are filed.


                       DESCRIPTION OF NEW PREFERRED STOCK

          The text of this section formerly set forth herein has been deleted as the classes of Preferred Stock previously described have been eliminated from the Company's Restated Articles of Incorporation.


                            DESCRIPTION OF NEW BONDS

GENERAL

          The New Bonds will be issued in one or more series under the Indenture of Mortgage and Deed of Trust, dated August 1, 1946, to Chemical Bank, as trustee (the "Bonds Trustee") as supplemented and amended and as it is to be supplemented by a supplemental indenture for each series of New Bonds (such indenture, as so supplemented and amended, the "Mortgage"). This Prospectus includes brief outlines of certain provisions contained in the Mortgage and the Articles and does not purport to be complete. Copies of the instruments constituting the Mortgage and the Articles are Exhibits to the Registration Statement and reference is made thereto for further information including definitions of certain terms used herein.

          The principal, premium, if any, and interest on the New Bonds are payable at the principal corporate trust office of Chemical Bank in New York, New York unless the Prospectus Supplement provides otherwise. Each series of New Bonds will have a stated principal amount, maturing date(s), interest rate(s) and other specific terms as may be determined at the time of sale, all of which will be set forth in the Prospectus Supplement relating to such series. Interest, payable semiannually, at the rate set forth in such Prospectus Supplement will be paid to the persons in whose names the New Bonds are registered at the close of business on the record date set forth therein. Unless otherwise indicated in a Prospectus Supplement relating thereto, the New Bonds will be issuable only as fully registered bonds in denominations of $1,000 and integral multiples thereof, and will be exchangeable for other New Bonds of the same series in equal aggregate principal amounts without any service or other charge therefor by the Company, except for any applicable taxes or governmental charges.


                                       3

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          Unless otherwise indicated in a Prospectus Supplement, the covenants contained in the Mortgage and the New Bonds do not afford holders of the New Bonds special protection in the event of a highly leveraged transaction involving the Company that may adversely affect the holders of New Bonds.

OPTIONAL REDEMPTION PROVISIONS

          The Prospectus Supplement for each series of New Bonds will indicate if such series is subject to redemption at the option of the Company prior to maturity. If so, the Prospectus Supplement will include the terms of such redemption, which will be made upon thirty days' notice and in the manner provided in the Mortgage. The provisions of this paragraph do not apply to redemptions pursuant to operation of any sinking fund (Mortgage, Articles 8 and 11).

SINKING AND IMPROVEMENT FUND

          For each series of New Bonds for which the Company determines to provide a sinking and improvement fund, the terms of such fund will be described in the Prospectus Supplement relating to that series.

SECURITY

          Each series of New Bonds together with all other Bonds heretofore or hereafter issued under the Mortgage will be equally and ratably secured by the Mortgage, which constitutes, in the opinion of Hinkle, Cox, Eaton, Coffield & Hensley, counsel for the Company, a valid and direct first lien (subject to Permitted Encumbrances) on all the present properties (principally generating plants and transmission and distribution facilities) and franchises of the Company, other than Excepted Property, subject only to a reversionary interest in the site of the Company's generating plant near Borger, Texas, conditioned upon its continued use in the generation, transmission and distribution of electric energy, and to certain minor defects in the Company's title to the sites of certain of its transmission and distribution lines, substations and minor structures. Neither such reversionary interest nor such minor defects, in the opinion of such counsel, materially interferes with the use or operation of the Company's properties.

          The Mortgage contains provisions for subjecting to the lien thereof (subject to limitations contained in Article 15 in case of a merger or transfer or lease of the Company's assets) after-acquired property other than Excepted Property. After-acquired property may, subject to certain limitations, be subject to prior liens (Mortgage Section 9.15), but, if so subject, may not be included in Gross Bondable Additions or Net Bondable Additions under the Mortgage until the prior liens thereon have been paid or prepaid (Mortgage
Section 4.01).

MAINTENANCE COVENANT

          The Mortgage provides that the Company shall, on or before October 1 in each year, deposit with the Trustee cash equal to the excess of (i) 15% of operating revenues for the year ended the preceding May 31 (less the cost of utility services purchased for resale and a further sum equal to the cost of fuel used to generate electricity in excess of 2.90 mills per net kilowatt hour) with certain adjustments, over (ii) the amounts charged on its books for maintenance and repairs during such year. Instead of depositing cash, the Company may (a) deliver Bonds or certify that Bonds have been or are to be retired (with certain exceptions) or (b) certify Gross Bondable Additions. Cash so deposited may be withdrawn in the same manner as cash deposited on release of property, may be applied to the purchase of Bonds, or may be applied to the redemption of Bonds (Mortgage Section 9.06; Supplemental Indenture Section 2.02; Mortgage, Article 8). Cash, Bonds and Gross Bondable Additions used to satisfy the requirements of the Maintenance Covenant may be deducted from Retirements in computing Net Bondable Additions (Mortgage Section 4.01).

ISSUANCE OF ADDITIONAL BONDS

          The maximum principal amount of Bonds which may be outstanding under the Mortgage at any one time is $3,000,000,000. The Mortgage provides that Bonds may be issued from time to time against (1) 60% of Net Bondable Additions (Mortgage, Article 4), (2) Bonds retired or then to be retired (with certain exceptions) (Mortgage, Article 6) or (3) cash deposited with the Trustee for such purpose, which cash may be withdrawn from time to time against 60% of Net Bondable Additions (Mortgage, Article 5). With certain exceptions in the case of

                                       4

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(2) above, no additional Bonds may be issued unless Net Earnings for 12 consecutive calendar months within the 15 immediately preceding calendar months, before interest and income and profits taxes, are at least twice the annual interest requirements on all Bonds outstanding and then to be issued and on all prior lien indebtedness. Based on the Company's financial results for the twelve months ended August 31, 1995, the Company could have issued approximately $316,300,000 principal amount of additional Bonds under this restriction. The available amount of Net Bondable Additions and Retired Bonds at August 31, 1995 was approximately $335,000,000 and $115,300,000, respectively.

DIVIDEND COVENANT

          The Mortgage provides that the Company will not declare any dividends (other than dividends payable in its stock) upon any shares of its stock, or make any payment on account of the purchase, redemption or other retirement of, or any distribution in respect of, any shares of its stock except to the extent that the sum of (1) $1,278,243.59, (2) Net Income of the Company, as defined, since June 1, 1946, and (3) net proceeds received by the Company from the issue since such date of any shares of its stock (but only up to an amount equal to the aggregate amount of all payments since such date on account of the acquisition of any shares of its stock), shall be greater than the aggregate amount of dividends declared on all classes of the Company's stock and of all payments made on account of the acquisition of, or distribution in respect of, any shares of its stock since such date (Mortgage Section 9.20). At August 31, 1995, approximately $949,000 of the Company's retained earnings of $378,458,000 was not available for any such purpose under this limitation.

MODIFICATION OF THE MORTGAGE

          The Mortgage, the rights and obligations of the Company and the rights of the Bondholders may be modified with the consent of the holders of 66-2/3% of the Bonds, and, if less than all series of Bonds are affected, the consent of the holders of 66-2/3% of the Bonds of each series affected (Mortgage Section 19.06). No modification of the terms of payment of principal, interest or premium and no modification reducing the percentage required for modification is effective against any Bondholder without his consent.

          The Company has reserved the right to amend the Mortgage without any consent or other action by holders of any series of Bonds created after July 15, 1992, including the New Bonds, as shall be necessary in order to amend or delete in its entirety the maintenance covenant set forth in the Mortgage, and such covenant as amended by the Supplemental Indentures. (See "Description of New Bonds -- Maintenance Covenant.")

DEFAULTS

          An event of default is defined as: default in payment of principal of any Bond; default for 30 days in payment of interest upon any Bond or of sinking or improvement fund installments in respect of any Bond; default under other covenants for 60 days after notice to the Company by the Trustee or holders of 10% of the Bonds; failure to discharge final money judgments within 60 days; certain events in bankruptcy, insolvency, or reorganization; and certain assumptions of custody or control of the Company or its assets by governmental agencies. The Trustee may withhold notice of default (except in payment of principal, interest or sinking or improvement fund installments) if in its judgment it is in the interests of the Bondholders (Mortgage Section 13.01).

          Holders of a majority of the Bonds may require the Trustee to, and holders of 25% of the Bonds may, declare the principal and interest due and payable on default, but holders of a majority of the Bonds may annul such declaration if such default is cured (Mortgage Section 13.01). No Bondholder may enforce the Mortgage unless such holder shall have given the Trustee written notice of a default and unless the holders of a majority of the Bonds have requested the Trustee in writing to act and have offered the Trustee reasonable indemnity or security, if required, and the Trustee shall have failed to act for a period of 30 days (Mortgage Section 13.14). The foregoing does not affect the right of each Bondholder to enforce payment of principal and interest on the holder's Bond. Holders of a majority of the Bonds may direct the Trustee to take action in the event of default (Mortgage Sections 13.04, 13.19). The Trustee is not required to risk its funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured (Mortgage Section 16.02).


                                       5

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          Other than in connection with applications made under the Mortgage from time to time, periodic evidence is not required to be furnished as to absence of default or as to compliance with the terms of the Mortgage.

THE TRUSTEE

        Chemical Bank is the Trustee under the Mortgage.


                              PLAN OF DISTRIBUTION

          The Company may sell the Securities in any of the following ways: (i) through underwriters or dealers; (ii) directly to one or more purchasers; or
(iii) through agents. The applicable Prospectus Supplement will set forth the terms of the offering of any Securities, including the names of any underwriters or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

          If underwriters are used in the sale of the Securities, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Securities if any of such Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

          Securities also may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Securities will be named and any commissions payable by the Company to such agent will be set forth in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

          If so indicated in a Prospectus Supplement with respect to the New Bonds, the Company will authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase such New Bonds from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the New Bonds sold pursuant to the Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom the Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. The Contracts will not be subject to any conditions except (i) the purchase by an institution of the New Bonds covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the New Bonds are being sold to underwriters, the Company shall have sold to such underwriters the total amount of the New Bonds less the amount thereof covered by the Contracts. The underwriters will not have any responsibility in respect of the validity or performance of the Contracts.

          If dealers are utilized in the sale of any Securities, the Company will sell such Securities to the dealers, as principal. Any dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the Prospectus Supplement with respect to such Securities being offered thereby.

                                       6

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          It has not been determined whether any of the Securities will be listed on a securities exchange. Underwriters will not be obligated to make a market in any of the Securities. The Company cannot predict the activity of trading in, or liquidity of, any of the Securities.

          Any underwriters, dealers or agents participating in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents, or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engaged in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.


                                 LEGAL OPINIONS

          Certain legal matters in connection with the Securities are being passed upon for the Company by Hinkle, Cox, Eaton, Coffield & Hensley, Amarillo, Texas and Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York. Cahill Gordon & Reindel is not passing upon the incorporation of the Company and is relying upon the opinions of Hinkle, Cox, Eaton, Coffield & Hensley as to matters of New Mexico and Texas law; Rainey, Ross, Rice & Binns, Oklahoma City, Oklahoma as to matters of Oklahoma law; and Foulston & Siefkin, Topeka, Kansas as to matters of Kansas law. Gary W. Wolf, a partner in the law firm of Cahill Gordon & Reindel, is a director of the Company.


                                    EXPERTS

          The consolidated financial statements of the Company for the year ended August 31, 1993 included in the Company's 1995 Form 10-K, which is incorporated herein by reference, are incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included in the 1995 Form 10-K, and upon the authority of that firm as experts in accounting and auditing.

          The consolidated balance sheets and statements of capitalization of the Company as of August 31, 1995 and 1994 and the related consolidated statements of earnings, common shareholders' equity and cash flows for the years then ended included in the 1995 Form 10-K, which statements are incorporated herein by reference, have been audited by Deloitte & Touche LLP ("Deloitte & Touche"), independent public accountants, as indicated in its report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing in giving said report.

          With respect to any unaudited interim financial information included in the Company's quarterly reports on Form 10-Q that are or will be incorporated herein by reference, Deloitte & Touche applies limited procedures in accordance with professional standards for reviews of such information. As stated in any of its reports that are included in the Company's quarterly reports that are or will be incorporated herein by reference, Deloitte & Touche did not audit and did not express an opinion on such interim financial information. Accordingly, the degree of reliance on any of Deloitte & Touche's reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche is not subject to the liability provisions of Section 11 of the Securities Act for any of its reports on such unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement filed under the Securities Act with respect to the Securities prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

          To the extent that a firm of certified public accountants audits and reports on the financial statements of the Company issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference herein in reliance upon their report and said authority.

          The statements and legal conclusions as to all matters of law in the Company's 1995 Form 10-K, the Quarterly Report and this Prospectus (except as to matters of Kansas and Oklahoma law in such documents) have

                                       7

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

been reviewed by Hinkle, Cox, Eaton, Coffield & Hensley. Statements and legal conclusions as to matters of Oklahoma law in such documents have been reviewed by Rainey, Ross, Rice & Binns. Statements and legal conclusions as to matters of Kansas law in such documents have been reviewed by Foulston & Siefkin. All such statements and legal conclusions are set forth in such documents and incorporated by reference herein or set forth herein in reliance upon said firms, respectively, as experts.


                                       8

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     NO PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS
OTHER THAN THOSE CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH
OFFER OR SOLICITATION IS UNLAWFUL. NEITHER
THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE              SOUTHWESTERN PUBLIC
MADE HEREUNDER SHALL, UNDER ANY                              SERVICE COMPANY
CIRCUMSTANCES, CREATE ANY IMPLICATION THAT
THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF
THE COMPANY SINCE THE DATE HEREOF OR THAT THE
INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE HEREIN IS CORRECT AS OF ANY TIME
SOUTHWESTERN PUBLIC SUBSEQUENT TO THE DATE OF
THIS PROSPECTUS.





           TABLE OF CONTENTS

                                          Page

             PROSPECTUS

Available Information                        2
Incorporation of Certain Documents by
  Reference                                  2
The Company                                  2
Use of Proceeds                              2                ----------
Earnings Ratios                              3                PROSPECTUS
Description of New Preferred Stock           3                ----------
Description of New Bonds                     3
Plan of Distribution                         6
Legal Opinions                               7
Experts                                      7